Exhibit 99.3

GENETIC TECHNOLOGIES LIMITED

A.B.N. 17 009 212 328

Appendix 4D of the ASX Listing Rules

for the half-year ended

31 DECEMBER 2005

GENETIC TECHNOLOGIES LIMITED

CORPORATE DIRECTORY

Directors

Mr. Henry Bosch AO (Non-Executive Chairman)

Dr. Mervyn Jacobson (Chief Executive Officer

Mr. Fred Bart

Mr. John S. Dawkins AO

Mr. Robert J. Edge

Prof. Deon J. Venter

Company Secretary

Mr. Thomas G. Howitt

Registered & Head Office

60-66 Hanover Street

Fitzroy Vic.  3065

Australia

Telephone: +61 3 9415 1135
Facsimile: +61 3 9417 2987
E-mail: info@gtg.com.au
Share Registry	Bankers
Computershare Investor Services Pty. Ltd.	St. George Bank Limited
Level 2, 45 St George’s Terrace	333 Collins Street
Perth W.A. 6000	Melbourne Vic. 3000
Australia	Australia
Telephone: +61 8 9323 2000	KeyBank National Association
Facsimile: +61 8 9323 2033	1130 Haxton Drive
Fort Collins CO 80525
www.computershare.com	United States of America
Auditors	Stock Exchange information
Ernst & Young Australian Stock Exchange Limited (code: GTG)
Chartered Accountants	2 The Esplanade
The Ernst & Young Building	Perth W.A. 6000
680 George Street	Australia
Sydney N.S.W. 2000
Australia	NASDAQ National Market (ticker: GENE)
One Liberty Plaza, 165 Broadway
New York NY 10006
Company Website address	United States of America

www.gtg.com.au

GENETIC TECHNOLOGIES LIMITED

APPENDIX 4D of the ASX Listing Rules

FOR THE HALF-YEAR ENDED 31 DECEMBER 2005

1.	The reporting period covers the half-year ended 31 December 2005.

The previous corresponding period covers the half-year ended 31 December 2004.

2.	Results for announcement to the market
2.1	Total revenue from ordinary activities for the reporting period was $6,741,998, being a decrease of approximately 14% over the figure for the previous corresponding period of $7,701,283.
2.2

The loss from ordinary activities after income tax attributable to Members for the reporting period was $3,072,831, being an increase of approximately 45% over the figure for the previous corresponding period of $2,124,209.

2.3	The net loss attributable to Members for the reporting period was $3,072,831, being an increase of approximately 45% over the figure for the previous corresponding period of $2,124,209.
2.4	The Company does not propose to pay a dividend.
2.5	Not applicable.
2.6

The decrease in revenue was primarily due to a reduction in license fees received as a result of distraction and delays attributable to the litigation against Applera Corporation which was finally settled in December 2005. Expenses incurred during the half-year remained consistent with those of the prior period.

3.	Net tangible assets per ordinary share as at 31 December 2005 was 4.29 cents, being a decrease of approximately 6% over the figure for the previous corresponding period (30 June 2005) of 4.56 cents.
4.	During the period, Genetic Technologies Limited neither gained nor lost control of any other entities.
5.	No dividends were paid by Genetic Technologies Limited during or after the reporting period, nor were any paid during the previous reporting period.
6.	The Company has no dividend reinvestment plans in operation.
7.

During the period, Genetic Technologies Limited held an 18.11% interest in an exploration joint venture covering tenements in the Duketon Belt in Western Australia. The Company has written off its entire investment in the Duketon Belt Project in previous years, makes no further contributions to its operation and has received no income from the joint venture during the period.

This report is based on financial statements reviewed by the auditor, a copy of which is attached.

Signed on behalf of Genetic Technologies Limited

________________________________	Dated this 15th day of March, 2006.
DR. MERVYN JACOBSON Director